FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated May 19, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 19, 2005	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	May 19, 2005

ICICI Bank acquires bank in Russia

ICICI Bank has acquired the entire paid-up capital of Investitsionno-Kreditny Bank (IKB), a Russian bank with its registered office in Balabanovo in the Kaluga region and a branch in Moscow. At March 31, 2005, IKB had total assets of about US$ 4.4 million.

About ICICI Bank

ICICI Bank is the largest private sector bank in India and the second largest bank in the country, with total assets of Rs. 1,676.59 billion at March 31, 2005. ICICI Bank offers a wide range of banking products and financial services to corporate and retail customers through a variety of delivery channels and through its specialised subsidiaries and affiliates in the areas of investment banking, life and non-life insurance, private equity and asset management. ICICI Bank is a leading player in the retail banking market and has over 13 million retail customer accounts. The Bank has a network of over 550 branches and extension counters, and 1,900 ATMs.

ICICI Bank set up its international banking group in fiscal 2002 to cater to the cross-border needs of clients and leverage on its domestic banking strengths to offer products internationally. ICICI Bank currently has subsidiaries in the United Kingdom and Canada, branches in Singapore and Bahrain and representative offices in the United States, China, United Arab Emirates, Bangladesh and South Africa.

ICICI Bank had a profit after tax of Rs. 20.05 billion for the year ended March 31, 2005 (Rs. 16.37 billion in fiscal 2004).

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ ‘intention’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at 91-22-2653 8208 or e-mail: madhvendra.das@icicibank.com.